Timeline

Innovate hemp + Climate Beneficial(TM) cotton tampon	Secure raw materials and farmer relationships	Join collaboration with California Cotton and Climate Coalition	Manufacturing trial + regulatory testing finalization	Launch equity crowdfunding through WeFunder	Final preparations, 3PL/shipping, and commercial manufacturing run	Launch Spring 2023!

      

    